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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X       Form 40-F
                                 -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                 No   X
                           -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-       .
                                   -------

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                             LOANS TO SUBSIDIARIES

     On November 17, 2003, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 50,000,000,000 to Shinhan Card, our wholly-owned credit card subsidiary. The loan origination date is November 18, 2003. We plan to fund this loan through the issuance of short term commercial papers in the domestic market on November 18, 2003. The maturity of the loan will be 181 days and the interest rate will be 4.83%. Shinhan Card will use the proceeds to repay its existing debt. As of November 18, 2003, total loans outstanding to Shinhan Card from us amounted to KRW 1,100,000,000,000.

     *    SUMMARY OF THE TRANSACTION:

     1.   Name of the Subsidiary (debtor) :      Shinhan Card
     2.   Aggregate Principal Amount of Loan :   KRW 50,000,000,000
     3.   Loan Origination Date :                November 18, 2003
     4.   Total Loans to Shinhan Card :          KRW 1,100,000,000,000
          (as of November 18, 2003)
     5.   Maturity :                             181 days
     6.   Interest Rate :                        4.83%
     7.   Use of Proceeds to Shinhan Card :      To repay existing debt
     8.   Date of Approval :                     November 17, 2003

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By: /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : November 18, 2003